Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended

	July 2,	June 27,	June 28,
	2004	2003	2002

	(Millions of dollars,
	except ratios)
Earnings:
Net Income	$132.8	$59.5	$82.6
Plus: Income Taxes	62.6	30.6	42.5
Fixed Charges	31.4	31.8	34.1
Amortization of Capitalized Interest	—	—	—
Less: Interest Capitalized During the Period	—	—	—
Undistributed Earnings in Equity Investments	—	—	(2.0)

	$226.8	$121.9	$161.2

Fixed Charges:
Interest Expense	$24.5	$24.9	$26.7
Plus: Capitalized Interest	—	—	—
Interest Portion of Rental Expense	6.9	6.9	7.4

	$31.4	$31.8	$34.1

Ratio of Earnings to Fixed Charges	7.22	3.83	4.73